

January 17, 2014

VIA E-Mail
Mr. Stephen J. Benedetti
Principal Financial Officer
Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060-9245

>   **Re: Dynex Capital, Inc.**
>   **Form 10-K for the year ended December 31, 2012**
>   **Filed on March 8, 2013**
>   **File No. 001-09819**

Dear Mr. Stephen J. Benedetti:

We have reviewed your response letter dated January 15, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Note 1 – Summary of Significant Accounting Policies

Investments, page F-11

1.   We have reviewed your response to comment 4.   We note you indicate that some of your Non-Agency MBS were purchased at substantial discounts to their par values.   To the extent Non-Agency MBS purchased at substantial discounts are significant please expand your disclosures in future filings to also present a table with a breakdown of your Non-Agency MBS portfolio to include the following information.   The categorization determination date for this table is the date of acquisition.
- Amount purchased at or near par
- Amount purchased at a substantial discount broken down by rating (i.e. AA or above, below AA, or split rating).   For split ratings, please summarize the ratings category break down (e.g. an individual MBS had one rating of AA and one rating of AAA, B+, etc.).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief